STATEMENT OF INVESTMENTS

Dreyfus Money Market Instruments, Inc.: Government Securities Series

September 30, 2006 (Unaudited)

Repurchase Agreements--100.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Barclays Financial LLC			
dated 9/29/06, due 10/2/06 in the amount of $22,009,167 (fully collateralized by $22,284,000 U.S. Treasury Notes, 4.25%, due 11/30/07, value $22,440,446)	5.00	22,000,000	22,000,000
Bear Stearns Cos. Inc.			
dated 9/29/06, due 10/2/06 in the amount of $30,012,250 (fully collateralized by $30,155,000 U.S. Treasury Notes, 2.625%, due 11/15/06, value $30,343,469)	4.90	30,000,000	30,000,000
CIBC World Markets PLC			
dated 9/29/06, due 10/2/06 in the amount of $32,012,933 (fully collateralized by $32,979,000 U.S. Treasury Bills, due 2/8/07, value $32,399,889)	4.85	32,000,000	32,000,000
Citigroup Global Markets Holdings Inc.			
dated 9/29/06, due 10/2/06 in the amount of $32,013,067 (fully collateralized by $35,474,688 U.S. Treasury Strips, due 11/15/07-5/15/20, value $32,640,000)	4.90	32,000,000	32,000,000
J.P. Morgan Chase & Co.			
dated 9/29/06, due 10/2/06 in the amount of $32,012,800 (fully collateralized by $32,804,000 U.S. Treasury Notes, 3.75%, due 3/31/07, value $32,639,980)	4.80	32,000,000	32,000,000
Lehman Brothers Inc.			
dated 9/29/06, due 10/2/06 in the amount of $30,011,750 (fully collateralized by $31,110,000 U.S. Treasury Bills, due 2/1/07, value $30,599,796)	4.70	30,000,000	30,000,000
Merrill Lynch & Co. Inc.			
dated 9/29/06, due 10/2/06 in the amount of $32,013,333 (fully collateralized by $1,512,000 Treasury Inflation Protected Securities, 2%, due 1/15/16, value $1,520,540, $2,000 U.S. Treasury Bonds, 7.50%, due 11/15/16, value $2,507, $8,660,000 U.S. Treasury Notes, 4.125%, due 8/15/2008, value $8,624,184 and cash pledged , value $22,051,734)	5.00	32,000,000	32,000,000
dated 9/29/06, due 10/2/06 in the amount of $32,013,333 (fully collateralized by $90,211,000 U.S. Treasury Strips, due 11/15/27, value $32,640,144)	5.00	32,000,000	32,000,000
UBS Securities LLC			
dated 9/29/06, due 10/2/06 in the amount of $30,012,500 (fully collateralized by $31,241,000 U.S. Treasury Bills, due 3/1/07, value $30,600,560)	5.00	30,000,000	30,000,000

Total Investments (cost $272,000,000)	**100.2%**	**272,000,000**
Liabilities, Less Cash and Receivables	**(.2%)**	**(548,147)**
Net Assets	**100.0%**	**271,451,853**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Money Market Instruments, Inc.: Money Market Series
September 30, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--13.7%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (London)		
5.36%, 11/13/06	15,000,000	15,000,000
Bank of America N.A.		
5.32%, 3/21/07	15,000,000 a	15,000,000
Citibank (South Dakota) N.A., Sioux Falls		
5.33%, 12/1/06	10,000,000	10,000,000
UniCredito Italiano SpA (London)		
5.34%, 12/5/06	20,000,000	20,000,009
Wilmington Trust Co., DE		
5.47%, 10/6/06	20,000,000	20,000,048
Total Negotiable Bank Certificates of Deposit		
(cost $80,000,057)		**80,000,057**
Commercial Paper--76.0%		
ASB Bank Ltd.		
5.34% - 5.36%, 11/7/06 - 11/22/06	25,000,000	24,827,825
Bank of America Corp.		
5.46%, 10/10/06	10,000,000	9,986,537
Barclays U.S. Funding Corp.		
5.35%, 11/22/06	20,000,000	19,847,467
BASF AG		
5.35%, 11/27/06	22,000,000	21,816,254
Bear Stearns Cos. Inc.		
5.38%, 3/20/07	5,000,000	4,876,278
Beta Finance Inc.		
5.35%, 11/28/06	13,000,000 b	12,889,518
CAFCO LLC		
5.32%, 10/19/06	20,000,000 b	19,947,300
CC (USA) Inc.		
5.42%, 10/2/06	14,000,000 b	13,997,912
CHARTA LLC		
5.34% - 5.35%, 11/9/06 - 11/20/06	25,000,000 b	24,841,006
Citigroup Funding Inc.		
5.34%, 12/1/06	15,000,000	14,866,054
Concord Minutemen Capital Co. LLC		
5.41%, 10/4/06	10,000,000 b	9,995,533
CRC Funding LLC		
5.33%, 12/8/06	20,000,000 b	19,801,289
Deutsche Bank Financial LLC		
5.34%, 10/2/06	7,000,000	6,998,962
Dexia Delaware LLC		
5.34%, 11/22/06	5,000,000	4,961,975
FCAR Owner Trust, Ser. I		
5.36% - 5.38%, 11/14/06 - 3/19/07	25,000,000	24,747,694
Gemini Securitization Corp., LLC		
5.41%, 10/3/06	5,000,000 b	4,998,511
General Electric Capital Services Inc.		
5.36%, 11/9/06	25,000,000	24,856,729

General Electric Co.		
5.34%, 11/7/06	25,000,000	24,864,590
Govco Inc.		
5.41%, 10/2/06	20,000,000 b	19,997,022
Grampian Funding Ltd.		
5.37%, 3/20/07	15,000,000 b	14,629,542
Harrier Finance Funding Ltd.		
5.33% - 5.38%, 12/8/06 - 3/20/07	20,000,000 b	19,653,342
HBOS Treasury Services PLC		
5.33%, 12/5/06	25,000,000	24,762,569
K2 (USA) LLC		
5.35%, 11/27/06	5,000,000 b	4,958,200
Mane Funding Corp.		
5.33% - 5.42%, 10/3/06 - 12/1/06	16,240,000 b	16,192,040
Nationwide Building Society		
5.34%, 11/22/06	15,000,000	14,885,817
Scaldis Capital Ltd.		
5.39%, 3/12/07	20,519,000 b	20,034,239
Swedbank (ForeningsSparbanken AB)		
5.36%, 11/7/06	20,000,000	19,891,261
Total Commercial Paper		
(cost $444,125,466)		**444,125,466**

Corporate Notes--9.4%

General Electric Capital Corp.		
5.29%, 10/24/06	25,000,000 a	25,000,000
Societe Generale		
5.52%, 10/2/06	15,000,000 a	15,000,000
Wells Fargo & Co.		
5.32%, 10/3/06	15,000,000 a	15,000,000
Total Corporate Notes		
(cost $55,000,000)		**55,000,000**

Time Deposits--1.2%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.35%, 10/2/06		
(cost $7,000,000)	7,000,000	**7,000,000**
Total Investments (cost $586,125,523)	**100.3%**	586,125,523
Liabilities, Less Cash and Receivables	**(.3%)**	**(1,622,603)**
Net Assets	**100.0%**	**584,502,920**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, these securities amounted to $201,935,454 or 34.5% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.